Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Benefit Plans Administrative Committee

Valero Energy Corporation Thrift Plan

We consent to the incorporation by reference in the registration statement on Form S-8 of Valero Energy Corporation, of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of the Valero Energy Corporation Thrift Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Valero Energy Corporation Thrift Plan, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

San Antonio, Texas

July 20, 2015